ACBA Merger Sub I Limited

Rm. 806, 8/F, Tower 2, Lippo Centre,

No. 89 Queensway, Admiralty, Hong Kong

August 13, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ACBA Merger Sub I Limited (the “Company”)

Withdrawal of Registration Statement on Form F-4 (File No. 333-274635)

Dear SEC Officers:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Company hereby respectfully applies for the withdrawal of its registration statement on Form F-4 (File No. 333-274635), together with all of its amendments and exhibits filed thereto (the “Registration Statement”).

The Registration Statement was filed in connection with the transactions contemplated under the Business Combination Agreement dated December 23, 2022 between Ace Global Business Acquisition Limited, a British Virgin Islands business company (“Ace”) and LE Worldwide Limited, a British Virgin Islands business company (“LE Worldwide”) (as supplemented by a Joinder Agreement dated March 2, 2023 between Ace, LE Worldwide, the Company and ACBA Merger Sub II Limited, a British Virgin Islands business company and wholly owned subsidiary of the Company (“Merger Sub”) and as amended on July 6, 2023 and September 19, 2023) (the “Merger Agreement”).

The Company hereby respectfully applies for the withdrawal of the Registration Statement because the Merger Agreement has been effectively mutually terminated and accordingly, the Company will not be proceeding with the transactions contemplated under the Merger Agreement.

The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, and confirms that no securities were sold in connection with the Registration Statement.

Should you wish to contact the Company, please feel free to contact me (eugene@norwichhk.com / +852 6485 9188).

Sincerely,

/s/ Eugene Wong
ACBA Merger Sub I Limited
Chief Executive Officer